March 30, 2009
Effie Simpson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wonder Auto Technology, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 1-33648

Dear Ms. Simpson:

On behalf of Wonder Auto Technology, Inc. (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 26, 2009, providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 20, 2008 (the “10-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of Wonder. References in this letter to “we,” “us” and “our” refer to Wonder unless the context indicates otherwise.

Draft Form 10-K/A for the year ended December 31, 2007
Explanatory Note

1.
The statement included in item (2) in the second paragraph on page ii of the Form 10-K/A which indicates the original filing is being amended to "re-classify restricted cash which was used as collateral support for the Company's bills payable as cash flows from investing activities instead of cash flows from financing activities" is incorrect. In your financial statements, you reclassified the restricted cash from cash flows from investing activities to cash flows from financing activities. Please revise the discussion in the second paragraph on page ii to eliminate this error.

WONDER RESPONSE:  Per Staff’s comments, the Company has revised the Form 10-K/A.

Consolidated Statements of Operations and Comprehensive Loss, page 2

2.
We note from your consolidated statement of operations included in your Form 10-K/A that you plan to reflect the charge to operations associated with the make good provisions of the escrow arrangement as non-operating expense. As this charge is in essence a compensation charge, we believe it would me more appropriately classified as a component of the Company's income (loss) from operations. Please revise to reflect the charges associated with the make good provisions of the escrow arrangement as a component of Income (loss) from operations.

WONDER RESPONSE:  Per Staff’s comments, the Company has revised the consolidated statement of operations to classify the charge to operations associated with the make good provisions of the escrow arrangement as a component of the income (loss) from operations.

Note 3. Basis of Presentation
(ii) Make good arrangement, page 12

3.
We note from the disclosure in the last paragraph on page 12 that the total expense recognized for 2007 in connection with the make good arrangement was $18,625,000. This amount does not agree to the amount reflected in the Company's consolidated statement of operations for 2007 of $18,265,500. Please reconcile and revise these disclosures to eliminate this inconsistency.

WONDER RESPONSE:  Per Staff’s comments, the Company has revised the Form 10-K/A to eliminate the inconsistency.

Form 10-Q/A's for the quarterly period ended September 30, 2008 and September 30, 2007

Explanatory Note

4.
We note from the disclosure in the last paragraph of page 1 of your Form 10-Q/As that the Form 10-Q/As include Exhibits 31.1, 31.2, 32.1 and 32.2, new certifications by the Company's Chief Executive Officer and Chief Financial Officer as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended. However, we note from the certifications included as Exhibits 31.1, 31.2, 32.1 and 32.2 of your Form 10-Q/As that the required certifications have not been updated. Please ensure that updated certifications are filed as exhibits to your Form 10-Q/As, when filed.

WONDER RESPONSE:  Per Staff’s comments, the Company has updated the certificates.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Yechon Xie, our corporate secretary at +86 (416) 266-1186, or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely, WONDER AUTO TECHNOLOGY, INC. By: /s/ Qingjie Zhao Qingjie Zhao Chairman and Chief Executive Officer